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                          May 1, 2023

       Raymond Silcock
       Chief Financial Officer
       Neptune Wellness Solutions Inc.
       28 Liberty Street
       New York, NY 10005

                                                        Re: Neptune Wellness
Solutions Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 24,
2023
                                                            File No. 333-271403

       Dear Raymond Silcock:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Thomas Rose, Esq.